Exhibit 99.1

Robo.ai Inc. Provides Business Update and Announces Interim Report Release Schedule

Company Continues Structural Repositioning, with Shareholders’ Equity Expected to Turn Positive;
Completes Acquisitions of Neurovia AI and Quantum Core Capital and Establishes Alif Holding

ABU DHABI, United Arab Emirates — August 20, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), today announced that it will report its unaudited financial statements for the six months ended June 30, 2026 on August 24, 2026, and provided an update on its business.

Since the beginning of 2026, the Company completed a series of significant acquisitions, reorganizations and transactions. Overall, the disposal of its legacy operations eliminated the substantial majority of the Company’s historical liabilities, while the impact of the newly acquired businesses on the Company’s revenue is expected to be realized gradually. These asset reorganizations and transactions are expected to have a positive impact on the Company’s revenue and move shareholders’ equity to a positive position:

Disposal of Legacy Business: The Company completed the disposal of its legacy operations, which had carried the substantial majority of its historical liabilities.

Acquisition of Neurovia AI: Through this acquisition, the Company obtained exclusive rights to certain AI data processing and compression technologies, which it intends to apply in sectors such as public safety, transportation, energy and municipal services. The Neurovia AI team is currently conducting project and product testing with customers.

Acquisition of Quantum Core Capital: The Company completed its acquisition of this AI-powered deep-tech holding and venture-building platform, whose operating entities are expected to gradually commence business operations in the UAE.

Establishment of Alif Holding: The Company established this industrial group, which focuses on technology infrastructure in the UAE and on the development, integration and manufacturing of new technologies and new materials for government, public sector and mission-critical domains. Dr. Ahmed Naser Al-Raisi, former President of INTERPOL, serves as its Chairman, and Dr. Jasem Al-Mansory, a former senior official at the UAE Ministry of Interior, serves as its Chief Executive Officer. These appointments further strengthen the group’s governance structure and management team.

“The first half of 2026 marked an inflection point in Robo.ai’s transformation,” said Benjamin Zhai, Chief Executive Officer of Robo.ai. “We disposed of the legacy business that carried the substantial majority of our historical liabilities, strengthening the Company’s balance sheet and positioning shareholders’ equity to reach a positive position, and, through Neurovia AI, Quantum Core Capital and Alif Holding, we added technology, a team and operating platforms that lay the foundation for improving the Company’s revenue and profitability. In the second half of the year, our priorities are to efficiently integrate the acquired businesses, advance the commercialization and scale-up of our technologies, and strengthen supply-chain development, so as to create sustainable, long-term value for our investors.”

Given the scope of the changes to the Company’s business during the period, its results for the six months ended June 30, 2026 are not comparable with the same period of 2025 and should not be used as a basis for estimating future performance. Revenue for the period principally reflects a business in transition and should not be regarded as indicative of a normalized, ongoing level of future revenue.

The Company plans to file its unaudited condensed consolidated financial statements with the U.S. Securities and Exchange Commission on Form 6-K and expects to provide additional detail on these transactions and its outlook at that time.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, Alif Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy. Robo.ai is headquartered in Abu Dhabi, with regional centers in Tokyo, Singapore and New York.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s plans, objectives, strategies, integration and commercialization of acquired businesses, financing plans, filing plans and future operating performance. These statements can generally be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “will” or similar expressions. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties, and actual results may differ materially from those expressed or implied. These risks and uncertainties include, but are not limited to, the Company’s ability to integrate and develop its acquired businesses, generate sufficient operating profits and cash flows, and obtain additional financing and continue as a going concern, as well as other risks described in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2025, and its reports on Form 6-K. All information in this press release is provided as of its date, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor and media inquiries, please contact:

For investors:

Robo.ai Inc. Investor Relations

E-mail: ir@roboai.group

Piacente Financial Communications

E-mail: Robo.ai@thepiacentegroup.com

For media:

Robo.ai Inc. Corporate Communications

E-mail: pr@roboai.group

Website: www.roboai.group